Exhibit 16.1

April 28, 2008

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549  USA

Dear Ladies and Gentlemen:

We are the former independent auditors of Analytical Surveys, Inc. (the “Company”).  We have read the Company’s current report on From 8-K, dated on or around April 28, 2008, and are in agreement with the statements regarding our firm as include in Item 4.01 of the Form 8-K to be filed with the Securities and Exchange commission.  We have no basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Malone and Bailey, PC
Malone and Bailey, PC
www.malone-bailey.com
Houston, Texas